Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Fig Publishing, Inc. (a unit of Loose Tooth Industries, Inc.) (the “Company”) on Form 1-A of our report dated December 18, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Fig Publishing, Inc. (a unit of Loose Tooth Industries, Inc.) as of September 30, 2015 and for the period from October 27, 2014 (inception) to September 30, 2015, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 18, 2015